Exhibit (a)(5)(F)

FILED IN OFFICE CLERK SUPERIOR COURT GWINNETT COUNTY, GA 2009 MAR 30 PM 4:20 TOM LAWLER, CLERK

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

RUTHELLEN MILLER, On Behalf of Herself and	X
All Others Similarly Situated and Derivatively on	:	No. 09A 02921 9
Behalf of COX RADIO, INC.,	:
	:	CLASS ACTION
Plaintiff,	:
vs.	:	VERIFIED SHAREHOLDER’S
	:	DERIVATIVE AND CLASS ACTION
	:	COMPLAINT FOR BREACH OF
JAMES C. KENNEDY, JUANITA P.	:	FIDUCIARY DUTY, WASTE OF
BARANCO, G. DENNIS BERRY, NICK W.	:	CORPORATE ASSETS AND ABUSE OF
EVANS, JR., JIMMY W. HAYES, PAUL M.	:	CONTROL
HUGHES, MARC W. MORGAN, ROBERT F. NEIL,	:
NICHOLAS D. TRIGONY, COX	:
MEDIA GROUP, INC. and COX	:	DEMAND FOR JURY TRIAL
ENTERPRISES, INC.	:
:
Defendants,	:
:
-and-	:
:
COX RADIO, INC., a Delaware corporation,	:
:
Nominal Defendant.	:
X

VERIFIED SHAREHOLDER’S DERIVATIVE AND CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a shareholder class and derivative action against the members of the Board of Directors of Cox Radio, Inc. (“Cox” or the “Company”), Cox Enterprises, Inc. (“Enterprises”) and Cox Media Group, Inc. (“Cox Media”) on behalf of Cox and its shareholders arising out of defendants’ self-dealing and refusal to comply with their fiduciary obligations. Cox Media and Enterprises (collectively, Cox Media and Enterprises are referred to herein as “Enterprises”) have arranged to take Cox private and deprive its public stockholders of their equity interest in Cox by acquiring Cox for $3.80 per share (“Going Private Transaction”). This lawsuit is necessary to protect Cox and its shareholders from the members of Cox’s Board of Directors’ (“Board” or “Individual Defendants”) continuing breaches of fiduciary duty, conflicts of interest and violations of statutory law.

2. On March 23, 2009, Enterprises announced that it was proposing to acquire, through Cox Media, the outstanding publicly held Class A shares of Cox that it does not already own, for $3.80 per share in cash. Enterprises owns 100% of the outstanding shares of Cox’s Class B common stock and 17.3% of Cox’s Class A common stock, representing 78.4% of Cox’s outstanding shares of common stock and 97.2% of the voting power of Cox’s common stock. Each of the defendants is directly violating or aiding and abetting the Individual Defendants’ violations of the fiduciary duties owed to the public Class A shareholders of Cox. As the directors have unlawfully placed their own interests ahead of Cox’s shareholders’, the Going Private Transaction will be consummated, resulting in irreparable harm absent judicial intervention.

JURISDICTION AND VENUE

3. Nominal defendant Cox maintains its executive offices 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Many of the acts complained of herein occurred in Georgia. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable to federal court as no federal remedy is sought. Its registered agent for service of process in Georgia is Corporation Services Company, 40 Technology Parkway South, #300, Norcross, Gwinnett County, Georgia.

4. Venue is proper in this county pursuant to O.C.G.A. §14-2-510. Both Defendants Cox and Enterprises maintain registered agents in this county.

PARTIES

5. Plaintiff is, and has been since the time of the commission of the wrongful acts complained of herein, a shareholder of Cox.

6. Nominal defendant Cox operates radio stations in the United States and provides sales and marketing services for radio stations. Cox has over 21 million shares of Class A common stock issued and outstanding which trade on the New York Stock Exchange.

7. Defendant Enterprises, a privately-held Delaware company, maintains principal executive offices located at 1400 Lake Hearn Drive NE, Atlanta, Georgia 30319. Enterprises owns 17.3% of the outstanding Class A shares of Cox, and 100% of the Class B shares of Cox, representing 78.4% of Cox’s outstanding shares of common stock and 97.2% of the voting power of Cox’s common stock. Enterprises can be served with process through its registered agent, Corporation Services Company, at 40 Technology Parkway South, #300, Norcross, Gwinnett County, Georgia.

8. Defendant Cox Media, a Delaware company, is a wholly-owned subsidiary of Enterprises.

9. Defendant James C. Kennedy (“Kennedy”) has served as a director of Cox since July 1996, and became Chairman of the Board of Directors in January 2002. He has served as Chairman of the Board of Directors and Chief Executive Officer of Enterprises since January 1988, and prior to that time was Enterprises’ President and Chief Operating Officer. Mr. Kennedy is the grandson of the founder of Enterprises. Kennedy effectively controls the Board through his positions and stock ownership.

10. Defendant Juanita P. Baranco (“Baranco”) has served as a director of Cox since December 2003. She is Executive Vice President and Chief Operating Officer of The Baranco Automotive Group, a group of automobile dealerships, where she has been a principal for more than twenty years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. Baranco’s company purchases media advertising from Cox and Enterprises.

11. Defendant G. Dennis Berry (“Berry”) has served as a director of Cox since January 2002. Berry has served as Vice Chairman of the Board of Directors of Enterprises since December 2005. Previously, he served as President and Chief Operating Officer of Enterprises beginning in October 2000, and was President and Chief Executive Officer of Manheim Auctions, Inc., a subsidiary of Enterprises, from 1995 through October 2000.

12. Defendant Nick W. Evans, Jr. (“Evans”) has served as a director of Cox since May 2007. Evans has served as Chairman of ECP Benefits, LLC, a provider of employee benefit solutions, since January 2003, and as a principal of Associated Media Partners since January 2001.

13. Defendant Jimmy W. Hayes (“Hayes”) has served as a director of Cox since December 2005. Hayes has served as President and Chief Operating Officer of Enterprises since January 2006, and served as Executive Vice President of Enterprises from July 2005 through December 2005. Previously, he served as Executive Vice President, Finance and Chief Financial Officer of Cox Communications, Inc., a subsidiary of Enterprises, from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with Enterprises and Cox Communications beginning in 1980. Hayes also serves as a director of Enterprises.

14. Defendant Paul M. Hughes (“Hughes”) has served as a director of Cox since December 1996. Hughes has been President and Chief Operating Officer of OG Holding LTD., a broadcasting and management consulting company, since April 1995. According to the May 16, 2007 Proxy Statement, a family member of Hughes is employed by an affiliate of Enterprises.

15. Defendant Marc W. Morgan (“Morgan”) has served as a director of Cox since August 1999 and as Executive Vice President and Chief Operating Officer of Cox since February 2003. Prior to that, he served as Vice President and Co-Chief Operating Officer since July 1999, and as Senior Group Vice President of Cox from May 1997 to June 1999. Previously, Morgan was Senior Vice President of Cox from July 1996 to May 1997. He also served as Vice President and General Manager of WSB Radio from July 1992 to November 1998.

16. Defendant Robert F. Neil (“Neil”) has served as a director and as President and Chief Executive Officer of Cox since July 1996, and was Executive Vice President—Radio of Cox Broadcasting from June 1992 to 1996. Previously, he was Vice President and General Manager of WSB-AM/FM (Atlanta, Georgia). Neil joined Cox Broadcasting in November 1986.

17. Defendant Nicholas D. Trigony (“Trigony”) has served as a director of Cox since July 1996, and was Chairman of the Board of Directors from December 1996 through December 2000. Previously, Trigony served as President of Cox Broadcasting from March 1990 until his retirement in December 2000. Trigony joined Cox Broadcasting in September 1986 as Executive Vice President—Radio and was Executive Vice President—Broadcast from April 1989 to March 1990. By virtue of their positions as directors of Cox, the Individual Defendants have, and at all relevant times had, the power to and did control and influence Cox to engage in the practices complained of herein.

BACKGROUND

18. On March 23, 2009, Enterprises announced that it was commencing a tender offer to acquire the outstanding publicly held shares of Cox that it does not already own, for $3.80 per share in cash, for a total value of $69.1 million.

19. Commenting on the Going Private Transaction, Cox Enterprises President/CEO Hayes stated:

Cox Enterprises is committed to operating media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment. Given how these economic challenges are affecting the radio industry, we believe that private ownership offers advantages that will assist Cox Radio in attaining its business objectives and managing its capital structure. We have confidence in the long-term potential of Cox Radio and its management team. This transaction will allow us to further invest in a quality asset we know well and to best ensure Cox Radio maintains its best-in-class operations.

20. In the March 23, 2009 press release, Enterprises asserted that the proposal represents a 15.2% premium over the March 20 closing price and a 21.8% premium over the ten-day volume weighted average closing price of Cox.

21. However, this press release omitted to disclose that Cox stock traded as high as $6.66 just two months prior, on January 6, 2009, and that Cox’s 52 week high was $13.05 on May 15, 2008. Thus, the price vastly undervalues Cox stock.

22. Upon the announcement of the Going Private Transaction, Cox stock jumped to close that day at $4.12 per share, well over the $3.80 offered by Enterprises, signifying the market viewed the offer as inadequate. Since March 23, 2009, Cox stock has continued to trade over $4 per share.

23. Enterprises indicated in its press release that it had “no interest in a disposition of its controlling interest” in Cox. The transaction will be financed by cash on hand and Enterprises’ existing credit facility.

24. Enterprises immediately filed its Schedule TO-T with the Securities and Exchange Commission (“TO”). The tender offer (“Tender Offer”) is scheduled to close on April 17, 2009, and is conditioned upon a majority of the minority shareholders tendering their shares.

25. In response, Cox stated on March 23, 2009 that the Board intended to appoint a special committee of directors to review the Tender Offer and will make a recommendation within ten business days to Class A shareholders. However, that will leave Cox shareholders with only 11 calendar days prior to the scheduled close of this fast-paced Tender Offer to determine whether or not to tender into the Tender Offer, or seek appraisal on the second step cash-out merger.

26. Moreover, any “special committee” would be a sham. Defendant Kennedy effectively controls the Board, a majority of which is comprised of inside directors and the remainder of which have business or social ties to Kennedy. Moreover, members of the Board were and are elected by a majority vote of both Class A and Class B voting together. According to the Company’s SEC Form 10-K, dated Enterprises has sufficient voting power to elect all of the members of the Company’s board of directors and effect transactions without the approval of the Company’s stockholders. Accordingly each Individual Defendant was elected by Enterprises and Kennedy.

27. Cox has many entangling relationships with Enterprises, including the following:

a. Cox receives certain management services from, and has entered into certain transactions with, Enterprises. Costs of the management services that are allocated to Cox are based on actual direct costs incurred, or on Enterprises’ estimate of expenses relative to the management services provided to other subsidiaries of Enterprises. Cox believes that these allocations have been made on a reasonable basis, and that receiving these management services from Enterprises creates cost efficiencies; however, there has been no study or attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been.

b. Cox receives day-to-day cash management services from Enterprises, with settlements of outstanding balances between Cox and Enterprises occurring periodically at market interest rates. As a part of these services, Enterprises transfers funds to cover Cox’s checks presented for payment and Cox records book overdrafts, which are classified as accounts payable in Cox’s balance sheets. Book overdrafts of $5.9 million existed on December 31, 2008 and book overdrafts $2.8 million existed at December 31, 2008 and 2007, respectively, as a result of Cox’s checks outstanding. The amounts due to or from Enterprises are generally due on demand and represent the net balance of the intercompany transactions, and accrue interest at Enterprises’ current commercial paper borrowing rate or a LIBOR based rate dependent upon Cox’s credit rating (1.8% and 6.0% at December 31, 2008 and 2007, respectively). As of December 31, 2008 and 2007, Enterprises owed Cox approximately $1.4 million, and Cox owed Enterprises approximately $16.6 million, respectively.

c. Cox receives certain management services from Enterprises, including management and financial advisory services, legal, corporate secretarial, tax, internal audit, risk management, purchasing and materials management, employee benefit (including pension plan) administration, fleet, engineering and other support services. Expenses allocated for these services are included in corporate general and administrative expenses in Cox’s consolidated financial statements. For the years ended December 31, 2008 and 2007, Cox was allocated expenses of approximately $3.4 million and $3.2 million, respectively, related to these services.

d. In connection with these management services, Cox reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to Cox under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including Cox. Cox believes such arrangements result in Cox receiving such goods and services at more attractive pricing than Cox would be able to secure separately. Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of its affiliates, including Cox. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company indirectly owned by descendants of the founder of Enterprises, including Kennedy, and his sister, who each own 25% of the insurance company. This insurance company is an insurer and re-insurer on various insurance policies purchased by Enterprises, and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on Cox’s loss experience consistent with insurance industry practice. Cox’s portion of these insurance costs was approximately $0.6 million for each of 2008 and 2007.

e. Cox’s employees participate in certain Enterprises employee benefit plans, and Cox made payments to Enterprises in 2008 and 2007 for the costs incurred because of such participation, including self-insured employee medical insurance costs of approximately $11.1 million and $10.7 million, respectively, retiree medical payments of approximately $0.2 million and $0.2 million, respectively, post-employment benefits of approximately $0.7 million and $0.7 million, respectively, and pension plan payments of approximately $5.9 million and $6.2 million, respectively.

f. Cox’s headquarters building is leased by Enterprises from a partnership that in turn is indirectly owned by descendents of the Company founder with an indirect 36% interest held in the aggregate by the children of Kennedy and an indirect, less than 3% interest held in the aggregate by Kennedy and his sister. Cox pays rent and certain other occupancy costs to Enterprises for space in Enterprises’ corporate headquarters building. Rent and occupancy expense is allocated based on occupied space, and such expense was approximately $0.9 million for each of the years ended December 31, 2008 and 2007.

g. Cox is a party to lease agreements with Enterprises with respect to studio and tower site properties in Atlanta, Georgia, Dayton, Ohio, and Orlando, Florida that are used for Cox’s radio operations in those markets. The annual rental cost in the aggregate was approximately $0.7 million for each of the years ended December 31, 2008 and 2007.

h. During 2008 and 2007, Cox Search, Inc., a wholly-owned subsidiary of Enterprises, purchased radio advertising from Cox in aggregate amounts of $0.3 million and $0.4 million, respectively.

i. During 2008 and 2007, Enterprises-owned television stations and newspaper operations which purchased radio advertising from Cox in an aggregate amount of $1.9 million and $1.8 million, respectively. Conversely, Cox purchased advertising from Enterprises-owned television stations at regular commercial rates in an aggregate amount of $0.3 million and $0.7 million, respectively.

28. The Going Private Transaction is fraught with conflicts. Citi, Enterprises’ investment advisor in the transaction, is a lender to Enterprises and Cox.

29. The price offered in the Going Private Transaction is unfair; one of Cox’s large shareholders, Buckhead Capital Management, LLC, expressed the view that the price in the Tender Offer was “unjustifiably too low” and that a more reasonable price would be a price at which Cox has been repurchasing shares over the last three years (i.e., an average price of $12.12 per share).

30. The TO, filed on March 23, 2009 fails to disclose material information to Cox shareholders, including the following:

a. there is no information regarding the amount of compensation Citi will receive from Enterprises, a material fact in light of Citi’s conflicts;

b. the valuation reports prepared by Bond & Pecaro on the fair market value (“FMV”) of Cox’s FCC licenses, estimated to be approximately $967.6 million at December 31, 2008; and

c. the discounted cash flow report prepared by Bond & Pecaro for the aggregate fair market value of Cox’s radio stations, valued at $1.2 billion at December 31, 2008.

31. Given that the Bond & Pecaro analyses are considerably greater than the value offered by Enterprises, it is readily apparent that a liquidation of Cox would provide greater value to the public shareholders than that currently offered by Enterprises.

32. By reason of their positions as directors and their ability to control the business and corporate affairs of Cox, the Individual Defendants owe Cox and its shareholders the highest fiduciary obligations of fidelity, trust, loyalty, good faith, fair dealing, due care and fully candid and adequate disclosure. The Individual Defendants are required to use their utmost ability to control and manage Cox in a fair, just and equitable manner and to act in furtherance of the best interests of Cox and all its shareholders, so as to benefit all shareholders proportionately in preserving Cox’s property and assets, and not in furtherance of their personal interests or to benefit themselves disproportionately.

33. The Individual Defendants are required to act in good faith, in the best interests of Cox and its shareholders, and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. To diligently comply with this duty, the Individual Defendants are precluded from taking action that:

a) serves their own interests or the interests of Enterprises to the detriment of Cox or its public shareholders;

b) inures to the detriment of Cox or its shareholders;

c) contractually prohibits them from complying with or carrying out their fiduciary duties to maximize shareholder value in connection with the sale of Cox;

d) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

e) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

34. The Individual Defendants, because of their positions of control and authority as directors of Cox, were able to and did, directly control the conduct complained of herein.

35. The complaint’s asserted claims are brought under applicable law requiring every director to act in good faith and in the best interest of their corporation and its shareholders. These laws require each Individual Defendant to act with such care, including conducting a reasonable inquiry, as would be expected of a prudent person conducting his or her own financial affairs.

36. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for a corporation and its shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

a) adversely affects the value provided to the corporation’s shareholders;

b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c) contractually prohibits them from complying with their fiduciary duties;

d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

37. Defendants are attempting to acquire Cox on terms that are designed to freeze Cox’s public shareholders out of a large portion of the valuable assets, at an inadequate price and unfair process.

38. Cox’s shareholders have also been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not benefit themselves or Enterprises by structuring a preferential deal for themselves at the expense of Cox and its shareholders.

39. The Individual Defendants are obligated to maximize the sale value of Cox. Cox and its shareholders are being deprived of a fair and unbiased process to sell the Company. Cox’s Class A shareholders are entitled to an opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

40. The Board members and entities identified herein have irremediable positions of conflict and cannot be expected to act in the best interests of Cox or its public shareholders in connection with the proposed sale of Cox.

41. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cox’s public shareholders; and

•	allow Cox’s shareholders to consider all offers for Cox, not just those which agree to special and/or benefits to Cox insiders.

CLASS ACTION ALLEGATIONS

42. Plaintiff brings Count I pursuant to O.C.G.A. §9-11-23(a), on behalf of herself and all other public shareholders of Cox’s common stock, who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

43. This action is properly maintainable as a class action.

44. The shareholders on whose behalf this action is brought are so numerous that joinder of them all is impracticable. There are over 17 million shares of Cox stock outstanding. The shares trade on the New York Stock Exchange.

45. Questions of law and fact are common to the Class and predominate over questions affecting individual Class members. They include:

a) whether the defendants have engaged in or aided and abetted the mismanagement, abuse of control and self-dealing or enriched and benefitted themselves at the expense of Cox and its public stockholders;

b) whether the Individual Defendants have breached their fiduciary duties in failing to maximize shareholder value; and

c) whether the plaintiff and other Class members would be irreparably damaged were the provisions and conduct detailed herein allowed to persist.

46. Plaintiffs claims are typical of the claims of the Class because all members of the Class have been and will be similarly harmed by defendants’ actions.

47. Plaintiff has retained counsel experienced in litigation of this nature. Plaintiff has no interest that is adverse to the interests of the Class. Plaintiff is an adequate representative of the Class and anticipates no difficulty in the management of this case as a class action.

48. A class action is superior to any other method available for the fair and efficient adjudication of this controversy. Class-wide remedies will assure uniform standards of conduct for the defendants and avoid the risk of inconsistent judgments.

DERIVATIVE ALLEGATIONS

49. Plaintiff brings Counts Nos. II-V derivatively in the right of and for the benefit of Cox to redress injuries suffered and to be suffered by Cox as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate mismanagement, gross self-dealing, abuse of control and conspiracy to abuse control, and constructive fraud. This is not a collusive action to confer jurisdiction in this Court which it would not otherwise have.

50. Plaintiff will adequately and fairly represent the interests of Cox and its shareholders in enforcing and prosecuting their rights.

51. This action is brought to remedy violations of applicable law.

52. Plaintiff has not made any demand on the present Board to institute this action because such demand would be a futile, useless act because the entire Board participated in the wrongs complained of herein by performing the following acts:

a) the known principal wrongdoers and beneficiaries of the wrongdoing, including, but not limited to, Individual Defendants and Enterprises, are in positions to, and do, dominate and control Cox’s Board of Directors. Thus, the Board could not, and cannot, exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

b) the Board has failed to take any action to rescind these actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

c) to bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of Cox’s Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, with whom they are close personal friends and with whom they have entangling financial alliances, interests and dependencies. Suing themselves, their friends and their allies is not something the Individual Defendants would be willing to do, therefore, they would not be able to vigorously prosecute any such action;

d) each of the Individual Defendants herein, receives substantial salaries, bonuses, payments, benefits and other emoluments by virtue of their membership on the Board and their control of Cox. Thus, they have benefitted from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and consequently are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

e) due to Cox’s directors’ and officers’ liability insurance coverage, if the directors caused Cox to sue themselves and the Company’s executive officers for the liability asserted herein, the directors and officers would be required to personally pay for the liability alleged herein. As a result, if these defendants were to sue themselves there would be no insurance protection for this derivative action. Thus, the defendants will not sue themselves because to do so would subject themselves and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

COUNT I

On Behalf of Plaintiff and the Class Against

All Defendants for Breach of Fiduciary Duty

53. Plaintiff repeats and realleges each allegation as though fully set forth herein.

54. Defendants have violated their fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Cox, have engaged in unlawful self-dealing, and have acted to put their personal interests and/or the interests of Enterprises ahead of the interests of Cox shareholders.

55. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Cox.

56. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Cox because, among other reasons:

a) they failed to take steps to maximize the value of Cox to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Cox’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions; and

b) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the acquisition.

57. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

58. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of Cox’s assets and businesses and have been and will be prevented from obtaining a fair price for their shares.

59. Unless enjoined by this Court, defendants will continue to breach and/or aid and abet the other defendants’ breaches of their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed sale of Cox to Enterprises which will exclude the Class from its fair share of Cox’s valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

60. By the course of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, have implemented and are abiding by a process that will deprive plaintiff and other members of the Class of the rights and interests that they possess as a result of their ownership of Cox stock.

61. Cox shareholders will, if defendants’ actions are allowed to stand, be deprived of their rights as Cox shareholders. Instead, these benefits are being and will be diverted from Cox to Enterprises without a full and candid disclosure to plaintiff and the Class concerning Cox’s prospects.

62. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations owed to plaintiff and the other Cox public stockholders and/or have acted in a manner adverse to the interests of Cox and its shareholders in order to advance their own interests.

63. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, rescind the unlawful provisions designed to favor Enterprises and/or implement an active auction or open bidding process in order to maximize shareholder value.

64. Defendants have failed to act in good faith toward plaintiff and other Class members, and have breached and are continuing to breach their fiduciary duties to plaintiff and Class members.

65. Because of defendants’ unlawful actions, plaintiff and other Class members will be irreparably harmed in that they will continue to be precluded from exercising the rights they possess and benefits they are entitled to as Cox shareholders. Unless defendants’ actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and Class members, and will refuse to engage in arm’s-length negotiations, all to the irreparable harm of Class members.

66. Plaintiff and the Class have no adequate remedy at law. Only by this Court’s exercise of its equitable powers can plaintiff be fully protected from the immediate and irreparable injury inflicted by defendants’ actions.

COUNT II

On Behalf of Cox Against the

Individual Defendants for Corporate Waste

67. Plaintiff realleges each prior allegation as though fully set forth herein.

68. As explained above, the Individual Defendants’ conduct in authorizing the sale of Cox’s assets constituted a waste of corporate assets.

69. As a result of the Individual Defendants’ waste of Cox’s corporate assets, Cox and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

COUNT III

On Behalf of Cox Against the

Individual Defendants for Abuse of Control

70. Plaintiff realleges each prior allegation as though fully set forth herein.

71. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over Cox to divert Cox’s valuable assets to Enterprises and/or derive special payoffs for themselves.

72. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized, and will continue to utilize, their power and control over Cox to delay the annual shareholder meeting. By holding the annual meeting, the Individual Defendants risk losing such power and control.

73. Defendants’ conduct constituted and continues to constitute an abuse of their ability to control and influence Cox, conduct for which all defendants are legally responsible.

74. By reason of the foregoing, Cox has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

COUNT IV

On Behalf of Cox Against the

Individual Defendants for Breach of Fiduciary Duty

75. Plaintiff realleges each prior allegation as though fully set forth herein.

76. The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers, as fiduciaries, owe to a corporation and its shareholders, and have thereby knowingly or recklessly breached and/or aided and abetted breaches of fiduciary duties to the corporation and/or its shareholders.

77. As a result of the Individual Defendants’ breach of fiduciary duty, Cox and its shareholders have sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

COUNT V

On Behalf of Cox Against the

Defendants for Unjust Enrichment

78. Plaintiff realleges each prior allegation as though fully set forth herein.

79. As a result of the tortious conduct described above, the Individual Defendants, and/or Enterprises have been or will be unjustly enriched at the expense of Cox and its shareholders.

80. Defendants should be required to disgorge the gain they will unjustly obtain at the expense of Cox and its shareholders and a constructive trust for the benefit of Cox and its shareholders should be imposed thereon.

PRAYER FOR RELIEF

WHEREFORE, plaintiff, on behalf of herself and the Class and derivatively, on behalf of Cox, demands judgment and preliminary and permanent relief, including injunctive relief against defendants as follows:

(1)	Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other public shareholders of Cox;

(2)	Declaring that, as to Count I, this action is properly maintained as a class action.

(3)	Enjoining defendants from proceeding with the Going Private Transaction with Enterprises to the extent it includes protections or payoffs to defendants;

(4)	Enjoining defendants from consummating the proposed acquisition with Enterprises unless and until the Individual Defendants adopt and implement a procedure or process, such as an auction, to obtain the highest possible price for the Company;

(5)	Directing all defendants to account for all damages, including punitive damages, caused by them and all profits and special benefits and unjust enrichment they have obtained as a result of their unlawful conduct and imposing a constructive trust thereon;

(6)	Awarding costs and disbursements of this action, including reasonable attorneys’, accountants’ and experts’ fees; and

(7)	Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: March 30, 2009	HOLZER HOLZER & FISTEL, LLC

COREY D. HOLZER Georgia Bar Number: 364698 MICHAEL I. FISTEL, JR. Georgia Bar Number: 262062 MARSHALL P. DEES Georgia Bar Number: 105776 WILLIAM W. STONE Georgia Bar Number: 273907

200 Ashford Center North, Suite 300 Atlanta, GA 30338 Tel: 770 392-0090 Fax: 770 392-0029

FARUQI & FARUQI, LLP NADEEM FARUQI EMILY C. KOMLOSSY 369 Lexington Avenue, 10th Floor New York, NY 10017 Tel: 212 983-9330 Fax: 212 983-9331 Attorneys for Plaintiff

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

RUTHELLEN MILLER, On Behalf of Herself and	X
All Others Similarly Situated and Derivatively on	:	No.
Behalf of COX RADIO, INC.,	:
	:	CLASS ACTION
Plaintiff,	:
vs.	:	VERIFIED SHAREHOLDER’S
	:	DERIVATIVE AND CLASS ACTION
	:	COMPLAINT FOR BREACH OF
JAMES C. KENNEDY, JUANITA P.	:	FIDUCIARY DUTY, WASTE OF
BARANCO, G. DENNIS BERRY, NICK W.	:	CORPORATE ASSETS AND ABUSE OF
EVANS, JR., JIMMY W. HAYES, PAUL M.	:	CONTROL
HUGHES, MARC W. MORGAN, ROBERT F. NEIL,	:
NICHOLAS D. TRIGONY, COX	:
MEDIA GROUP, INC. and	:
ENTERPRISES, INC.	:
:
Defendants,	:
:
-and-	:
:
COX RADIO, INC., a Delaware corporation,	:
:
Nominal Defendant.	:
X

VERIFICATION

I, Emily C. Komlossy, hereby declare as follows:

I am counsel for plaintiff in the above-entitled action. Plaintiff in the above-entitled action is, and was at all relevant times hereto, a shareholder of Cox Radio, Inc. Plaintiff has reviewed the Complaint and has knowledge of the contents thereof. Plaintiff, by and through her counsel, has performed an extensive investigation which included, among other things, a review of all relevant filings with the SEC, public disclosures disseminated through national business wires and the Schedule TO-T filed by Cox Media, Inc. with the SEC. As such, she is informed and believes that the matters stated in the complaint are true and on that ground alleges that the matters stated therein are true.

Executed this 30th day of March, 2009, in Hollywood, Florida.

Emily C. Komlossy, Esq.

Sworn to and subscribed to before

me this 30th day of March, 2009.

Notary Public My Commission Expires: 12/12/11